788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 16-328
October 5, 2016

Platinum Group Metals Ltd.
Announces Filing of Preliminary Base Shelf Prospectus

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that it has filed a preliminary short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada except Quebec, and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Shelf Prospectus and Registration Statement, when made final and effective, will enable the Company to make offerings of up to US$250 million (or the equivalent thereof in Canadian dollars) of common shares, debt securities, warrants, units, subscription receipts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and Registration Statement, when made final, remain effective. The Company filed the Shelf Prospectus and Registration Statement in order to maintain financial strength and flexibility going forward. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities and the SEC.

The Registration Statement has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy these securities be accepted prior to the time that the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the Shelf Prospectus can be found on SEDAR at www.sedar.com, and a copy of the Registration Statement can be found on EDGAR at www.sec.gov. Copies of the Shelf Prospectus and the Registration Statement may also be obtained by contacting the Corporate Secretary of the Company at 550 Burrard Street, Suite 788, Vancouver, British Columbia V6C 2B5.

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is based in Johannesburg, South Africa and Vancouver, Canada. The Company's business is currently focused on the operation of the Project 1

“Maseve” platinum mine and the exploration and pre-feasibility engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO.

For further information, contact:
       R. Michael Jones, President
       or Kris Begic, VP, Corporate Development
       Platinum Group Metals Ltd., Vancouver
       Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange (the “TSX”) and the NYSE MKT, LLC (the “NYSE MKT”) have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, schedule, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the finalization and effectiveness of the Shelf Prospectus and Registration Statement, potential offerings of securities thereunder and the potential use of proceeds of such offerings. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including: the

Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; the ability to obtain TSX and NYSE MKT approval of any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to comply with applicable regulations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Shelf Prospectus, the Registration Statement and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.